UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hooper Holmes, Inc.

(Name of Issuer)

Common Stock, $0.04 par value

(Title of Class of Securities)

439104209

 (CUSIP Number)

Kevin MacLaughlan
Century Equity Partners
100 Federal Street, 29th Floor, Boston, MA  02110
(617) 863-2950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439104209	13D	Page 2 of 8

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and restates the Schedule 13D originally filed on May 22, 2017 and Amendment No. 1 thereto filed on September 18, 2017, relating to the common stock, $0.04 par value (the "Common Stock"), of Hooper Holmes, Inc. (the "Issuer") having its principal executive office at 560 N. Rogers Road, Olathe, Kansas 66062.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 thereto).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) WH-HH Holdings, LLC ("WH");

(b) Century Focused Fund III, L.P. ("CFF III"), CCP Focused III, L.P. ("CCP III"), which is the sole general partner of CFF III; and CCP Focused III, LLC ("CCP III LLC" and, together with CCP III, the "Control Entities"), which is the sole general partner of CCP III;

(c) Davis R. Fulkerson ("Fulkerson"), Frank R. Bazos ("Bazos"), Charles L. Kline ("Kline"), David C. Sherwood ("Sherwood") (together, the "Managers"), which Managers are the managers of CCP III LLC; and

(d) Stephen Marquardt ("Marquardt", and together with Bazos, the "Holdco Managers").  The Holdco Managers are the managers of WH.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of WH, CFF III and each Control Entity is Century Equity Partners, 100 Federal Street, 29th Floor, Boston, MA 02110.  The address of the principal business office of each of Fulkerson, Bazos, Kline, Sherwood, and Marquardt is Century Equity Partners, 100 Federal Street, 29th Floor, Boston, MA 02110.

The principal business of WH and CFF III is to invest in lower middle market financial services companies and related distribution and service businesses.  The principal business of CCP III is to act as the sole general partner of CFF III.  The principal business of CCP III LLC is to act as the sole general partner of CCP III.  The principal business of each of the Managers is to manage the Control Entities, and a number of affiliated partnerships with similar businesses.  The principal business of Marquardt is to manage WH, and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WH and CCP III LLC are limited liability companies organized under the laws of the State of Delaware.  CFF III and CCP III are limited partnerships organized under the laws of the State of Delaware. Each of the Managers and Holdco Managers is a United States citizen.

CUSIP No. 439104209	13D	Page 3 of 8

Item 4.	Purpose of Transaction.

A representative of WH and other Reporting Persons met on April 6, 2018 with James Fleet, the Chief Restructuring Officer of the Issuer, with discussion including a potential financing of the Issuer, including by means of an investment by WH and other Reporting Persons, potential prospective changes to the capitalization of the Issuer, and potential means by which the Issuer's ongoing public company reporting requirements could be terminated.  Such discussions were preliminary in nature.  WH and other Reporting Persons anticipate that there will be subsequent conversations with Mr. Fleet as Mr. Fleet becomes further engaged with the Issuer.  There can be no assurance that any such discussions will advance beyond the preliminary stage or that any transaction or action would be pursued or consummated.  WH and other Reporting Persons do not anticipate providing public updates, other than as required by applicable law.

Except as set forth in this Item 4, neither WH nor any other Reporting Person has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Each of WH and the other Reporting Persons intends to review the investment in the Issuer on a continuing basis.  Depending on various factors, either or both of WH and the other Reporting Persons may in the future, from time to time, dispose of some or all of the stock of the Issuer beneficially owned by such person and/or acquire additional stock of the Issuer, in the open market or otherwise, or take any other actions with respect to such person's investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 439104209	13D	Page 4 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 11th day of April, 2018.

WH-HH HOLDINGS, LLC

/s/ Stephen Marquardt
Stephen Marquardt
Manager

*
Frank R. Bazos
Manager

CENTURY FOCUSED FUND III, L.P.

By:	CCP Focused III, L.P. General Partner

By:	CCP Focused III, LLC General Partner

By:         *
Davis R. Fulkerson
Manager

CCP FOCUSED III, L.P.

By:	CCP Focused III, LLC General Partner

By:          *
       Davis R. Fulkerson
       Manager

CCP FOCUSED III, LLC

By                    *
Davis R. Fulkerson
Manager

CUSIP No. 439104209	13D	Page 5 of 8

*
Frank R. Bazos

*
Charles L. Kline

*
David C. Sherwood

*/s/ Davis R. Fulkerson
Davis R. Fulkerson
As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Davis R. Fulkerson on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 439104209	13D	Page 6 of 8

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Hooper Holmes, Inc.

EXECUTED this 11th day of April, 2018.

WH-HH HOLDINGS, LLC

/s/ Stephen Marquardt
Stephen Marquardt
Manager

*
Frank R. Bazos
Manager

CENTURY FOCUSED FUND III, L.P.

By:	CCP Focused III, L.P. General Partner

By:	CCP Focused III, LLC General Partner

By:         *
Davis R. Fulkerson
Manager

CCP FOCUSED III, L.P.

By:	CCP Focused III, LLC General Partner

By:          *
       Davis R. Fulkerson
       Manager

CCP FOCUSED III, LLC

By:                   *
Davis R. Fulkerson
Manager

CUSIP No. 439104209	13D	Page 7 of 8

*
Frank R. Bazos

*
Charles L. Kline

*
David C. Sherwood

*/s/ Davis R. Fulkerson
Davis R. Fulkerson
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Davis R. Fulkerson on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 439104209	13D	Page 8 of 8

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Davis R. Fulkerson with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney‑in‑fact may approve in such attorney‑in‑fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of May, 2017.

/s/ Davis R. Fulkerson
Davis R. Fulkerson

/s/ Frank R. Bazos
Frank R. Bazos

/s/ Charles L. Kline
Charles L. Kline

/s/ David C. Sherwood
David C. Sherwood